

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2023

Neil Maresky
Chief Executive Officer
Psyence Biomedical Ltd.
121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

**Re: Psyence Biomedical Ltd.
Amendment No. 5 to Registration Statement on Form F-4
Exhibit Nos. 10.5 and 10.6
Filed November 13, 2023
File No. 333-273553**

Dear Neil Maresky:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance